Filed pursuant to Rule 424 (b)(3)

Registration No. 333-107787

PROSPECTUS

$239,794,000

Valassis Communications, Inc.

Senior Convertible Notes due 2033

The Offering:

On May 22, 2003, we issued the notes in a private placement at an issue price of $667.24 per note (66.724% of the principal amount at maturity). Selling securityholders will use this prospectus to resell their notes and the shares of common stock issuable upon conversion of their notes. We will pay interest in cash at a rate of 1.0843% per year on the principal amount at maturity, semiannually in arrears on May 22 and November 22 of each year, beginning on November 22, 2003 through May 22, 2008. Thereafter, we will not pay interest on the notes prior to maturity unless contingent interest becomes payable. Instead, on May 22, 2033, the maturity date of the notes, you will receive $1,000 per note. The issue price of each note represents a yield to maturity of 1.625% per year calculated from May 22, 2003. The notes will be unsecured and will rank equally in right of payment with all of our other senior unsecured indebtedness.

Convertibility of the Notes:

Holders of the notes may convert each $1,000 principal amount at maturity of their notes into a number of shares of our common stock determined as set forth in this prospectus and which we refer to as the conversion rate (subject to adjustment): (1) if the sale price of our common stock reaches, or the trading price of the notes falls below, specified thresholds, (2) if the credit rating of the notes drops below a specified rating, (3) if such notes have been called for redemption, or (4) upon the occurrence of certain corporate transactions described herein. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and common stock in an amount described herein.

Our common stock is listed on the New York Stock Exchange under the symbol “VCI.” On November 3, 2003, the last reported sale price of our common stock on the NYSE was $26.40.

Contingent Cash Interest:

We will pay additional quarterly interest in cash to holders of the notes during any six-month period from May 23 to November 22 or November 23 to May 22 commencing after May 22, 2008, if the average market price of the notes for a five trading day measurement period preceding the applicable six-month period equals 120% or more of the principal amount of the notes. The contingent interest payable per note within any six-month period will equal an annual rate of 0.30% of the average market price of a note for the five trading day measuring period and will be payable on the last day of the relevant six-month period. You should read the discussion of material United States federal income tax considerations beginning on page 41.

Purchase of the Notes by Us at the Option of the Holder:

Holders of the notes may require us to purchase all or a portion of their notes on the fifth, tenth, fifteenth, twentieth and twenty-fifth anniversaries of May 22, 2003 for a purchase price equal to the issue price of a note plus the accrued original issue discount and accrued cash interest, if any, to the date of purchase. We may pay the purchase price in cash, shares of common stock or a combination of cash and common stock. In addition, upon a change in control of Valassis, holders of the notes may require us to purchase all or a portion of their notes for cash.

Redemption of the Notes at Our Option:

We may redeem all or a portion of the notes for cash at any time on or after May 22, 2008 at a purchase price equal to the issue price of a note plus the accrued original issue discount and accrued cash interest, if any, to the date of redemption.

The notes issued in the original private placement and the shares of common stock issuable upon conversion of the notes are eligible for trading in the Price Offerings, Resales and Trading through Automated Linkages (“PORTAL”) system of the National Association of Securities Dealers, Inc. at the time of issuance thereof. However, notes and shares of common stock sold using this prospectus will no longer be eligible for trading on the PORTAL system. We do not intend to list the notes on any other national securities exchange or automated quotation system.

Investing in the notes and our common stock involves risks described under “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 12, 2003.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling securityholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any document incorporated by reference is accurate only as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

The following summary may not contain all of the information that you may want to consider before investing in the notes or our common stock. For a more complete discussion of the information you should consider before investing in the notes or our common stock, we encourage you to read this entire prospectus and the documents incorporated by reference in this prospectus which contain important information about our business, operations, prospects and financial results.

The Company

We provide a wide range of marketing products and services to a variety of premier manufacturers and retailers. We are committed to providing innovative marketing solutions to maximize the efficiencies and effectiveness of promotions of our customers in a wide range of industries.

We offer the following broad array of marketing solutions:

Mass Marketing Products:

•	Free-standing inserts — four color promotional booklets containing the coupons of multiple advertisers (cooperative) that are distributed by us to approximately 59 million households through Sunday newspapers; and

•	Run-of-press — promotions printed directly on pages of up to 13,000 newspapers.

Cluster-Targeted Products:

•	Newspaper-delivered Product Sampling — samples inserted into newspapers or placed in polybags carrying the newspapers;

•	Newspaper Polybag Advertising — full-color advertising message on a newspaper polybag without a sample;

•	Solo Newspaper Inserts — specialized promotion programs for single advertisers; and

•	Direct-to-door sampling/advertising.

1 to 1 Products:

•	Direct Mail Sampling/Advertising — high-impact, personalized communications and product samples aimed at the right target audience;

•	Customized frequent shopper direct mail;

•	Customer Relationship Marketing software and services; and

International & Services:

•	Coupon clearing (NCH Marketing Services);

•	European operations (NCH Marketing Services);

•	Sweepstakes/security consulting (Promotion Watch);

•	Valassis Canada; and

•	Internet-delivered promotions.

We produced our first free-standing insert in 1972. Currently, we insert our cooperative free-standing inserts in the Sunday edition of newspapers with a combined average circulation of approximately 59 million. By comparison, there were approximately 105.5 million total households in the United States, according to the U.S. Census Bureau, Census 2000.

Our principal executive offices are located at 19975 Victor Parkway, Livonia, Michigan 48152, and our telephone number is (734) 591-3000.

The Offering

Notes Offered

$239,794,000 aggregate principal amount at maturity of senior convertible notes due 2033. Each note has a principal amount at maturity of $1,000 and was issued at a price of $667.24 per note (66.724% of the principal amount at maturity).

Maturity Date	May 22, 2033.

Cash Interest	1.0843% per year on the principal amount at maturity, payable semiannually in arrears in cash on May 22 and November 22 of each year, beginning November 22, 2003 through May 22, 2008.

Contingent Cash Interest

We will pay contingent cash interest to holders of the notes during any six-month period from May 23 to November 22 or from November 23 to May 22, commencing after May 22, 2008, if the average market price of the notes for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and accrued cash interest, if any, for a note to the day immediately preceding the relevant six-month period.

The contingent cash interest payable per note in respect of any six-month period in which contingent interest is payable will equal an annual rate of 0.30% of the average market price of a note for the five trading day measuring period.

Contingent cash interest, if any, will accrue and be payable to holders of notes as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the last day of the relevant six-month period. Original issue discount will continue to accrue at the yield to maturity whether or not contingent cash interest is paid.

Yield-to-Maturity of Notes	1.625% per year, computed on a semiannual bond equivalent basis and calculated from May 22, 2003, excluding any contingent cash interest.

Original Issue Discount

We offered our notes at an issue price significantly below the principal amount at maturity of the notes. As a result, original issue discount, for non-tax purposes, will accrue daily at a rate of 1.625% per year beginning on May 22, 2008, calculated on a semiannual bond equivalent basis using a 360-day year comprised of twelve 30-day months.

Tax Original Issue Discount

In addition, the notes are debt instruments subject to the United States federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any contingent cash interest on the notes, you will be required to include imputed interest in your gross income for United States federal income tax purposes. For United States federal income tax purposes, interest, also referred to as tax original issue discount, will accrue from May 22, 2003, at a constant rate of 6.48% per year, calculated on a semiannual bond equivalent basis, which represents the yield on a comparable non-contingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to the notes. United States holders will be required to include tax original issue discount (including the portion of the tax original issue discount represented by cash interest payments) in their gross income as it accrues regardless of their method of tax accounting. The rate at which the tax original issue discount will accrue for United States federal income tax purposes will exceed payments of cash interest and will exceed the stated yield of 1.625% for accrued original issue discount.

You also will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material United States Federal Income Tax Considerations.”

Conversion Rate	Prior to May 22, 2008,

•	the conversion rate will be the base conversion rate if the applicable stock price is less than or equal to the base conversion price; or

•	if the applicable stock price is greater than the base conversion price, the conversion rate will be determined in accordance with the following formula:

		(the Applicable Stock Price – the Base Conversion Price)	× the Incremental	]
Base Conversion Rate +	[	the Applicable Stock Price	Share Factor

From and after May 22, 2008,

•	the conversion rate will be fixed for the remainder of the term of the notes at the conversion rate determined as set forth above assuming a conversion date that is eight trading days prior to May 22, 2008, which we refer to as the fixed conversion rate, subject to the same adjustment as the base conversion rate.

The “base conversion rate” is 15.1627 shares per $1,000 principal amount at maturity of notes, subject to adjustment as described under “Description of Notes—Conversion Rights—Adjustment to Conversion Rate.” The “base conversion price” is a dollar amount (initially $44.01) derived by dividing the accreted principal amount (which will be $667.24 until May 22, 2008) by the base conversion rate. The “incremental share factor” is 9.8556, subject to the same proportional adjustment as the base conversion rate. The “applicable stock price” is equal to the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the conversion date of the notes, subject to certain adjustments.

Conversion Rights

For each $1,000 principal amount at maturity of notes surrendered for conversion, if the conditions for conversion are satisfied, you will receive a number of shares of our common stock equal to the conversion rate.

In lieu of delivering shares of our common stock upon conversion of all or any portion of the notes, we may elect to pay holders surrendering notes cash or a combination of cash and shares of our common stock for the notes surrendered. If we elect to pay holders cash for their notes, the payment will be based on the average sale price of our common stock for the five consecutive trading days immediately following either:

•	the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

•	the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter.

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount, accrued cash interest, any contingent cash interest or interest payable upon the occurrence of a tax event. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount, accrued cash interest or contingent cash interest. Instead, accrued original issue discount, accrued cash interest or contingent cash interest will be deemed paid by the shares of common stock received by the holder on conversion.

Commencing after September 30, 2003, holders may surrender notes for conversion into shares of our common stock in any calendar quarter (and only during such calendar quarter), if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the sum of the issue price of the note plus the accrued original issue discount, if any, divided by the base conversion rate subject to any adjustments to the conversion rate through that day.

Through May 22, 2028, the notes shall become convertible during the five business day period following any consecutive 10 trading day period in which the average of the trading prices for the notes for that period was less than 105% of the conversion value. Conversion value is the product of the closing price on any day times the number of shares then issuable upon conversion.

Holders may also surrender notes for conversion during any period in which the credit rating assigned to the notes is Ba3 or lower by Moody’s Investors Service, Inc. (“Moody’s”) or BB–  or lower by Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies (“Standard & Poor’s”), the notes are no longer rated by either Moody’s or Standard & Poor’s, or the credit rating assigned to the notes has been suspended or withdrawn by either Moody’s or Standard & Poor’s.

Notes or portions of notes in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the redemption date.

In addition, if we make a significant distribution to our stockholders or if we are a party to certain consolidations, mergers or binding share exchanges, notes may be surrendered for conversion, as provided in “Description of Notes—Conversion Rights.” The ability to surrender notes for conversion will expire at the close of business on May 22, 2033.

Redemption of Notes at Our Option

We may redeem for cash all or a portion of the notes at any time on or after May 22, 2008, at redemption prices equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the applicable redemption date. See “Description of Notes—Redemption of Notes at Our Option.”

Purchase of the Notes by Valassis at the Option of the Holder	Holders may require us to purchase all or a portion of their notes on each of the following dates at the following prices, plus accrued cash interest, if any, to the purchase date:

•	On May 22, 2008 at a price of $667.24 per note;

•	On May 22, 2013 at a price of $723.48 per note;

•	On May 22, 2018 at a price of $784.46 per note;

•	On May 22, 2023 at a price of $850.58 per note; and

•	On May 22, 2028 at a price of $922.27 per note.

We may pay the purchase price in cash or shares of our common stock or in a combination of cash and shares of our common stock. If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. If we elect to pay all or part of the purchase price in shares of our common stock, we will notify holders not less than 20 business days before the applicable purchase date, specifying the percentages of cash and common stock.

Change in Control

Upon a change in control of Valassis, the holders may require us to purchase for cash all or a portion of their notes at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the date of purchase.

Ranking

The notes are senior, unsecured obligations of Valassis and rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness, including our revolving credit facility, our 6 5/8% senior notes due 2009 and our zero coupon convertible senior notes due 2021.

Use of Proceeds	We will not receive any of the proceeds from the sales by the selling securityholders of the notes or the shares of common stock issuable upon conversion of the notes.

Registration Rights

This prospectus is part of a registration statement filed pursuant to a registration rights agreement entered into between Valassis and Merrill Lynch, the initial purchaser of the notes, for the benefit of holders of the notes. In the event the registration statement is not kept effective for a specified period of time, liquidated damages will be due equal to (i) in respect of the notes, 0.25% per annum of the accreted value of the notes (whether or not converted) increasing to 0.50% per annum after 90 days and (ii) in respect of the shares of common stock, 0.25% per annum of the applicable conversion price increasing to 0.50% after 90 days.

Guarantees	None.

Sinking Fund	None.

DTC Eligibility

The notes were issued in fully registered book-entry form and were represented by one or more permanent global notes without coupons deposited with a custodian for and registered in the name of a nominee of DTC. Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes—Book-Entry System.”

Trading

The notes issued in the original private placement and the shares of common stock issuable upon conversion of the notes are eligible for trading on the PORTAL system. However, the notes and shares of common stock sold using this prospectus will no longer be eligible for trading on the PORTAL system. We do not intend to list the notes on any other national securities exchange or automated quotation system.

NYSE Symbol for our Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol “VCI.”

Risk Factors

See “Risk Factors” beginning on page 8 of this prospectus and the other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes or our common stock.

RISK FACTORS

You should consider carefully the following risks before investing in the notes or our common stock. Additional risks that we do not yet know of may also impair our business operations. Our business, operating results or financial condition could be materially adversely affected by any of the following risks. You should also refer to the other information contained and incorporated by reference in this prospectus, including our financial statements and the related notes.

Risk Factors Relating to Valassis

Increased competition could reduce the demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations and business prospects

Our mass-distributed products compete in the free-standing insert business principally with News America FSI, Inc., a company owned by The News Corporation Limited. We compete for business primarily on the basis of the following:

•	price;

•	client service and sales relationships; and

•	category availability.

Our mass-distributed products also compete with several newspaper network groups in the run-of-press market. As there is no significant capital investment associated with our run-of-press business, other competitors could easily enter the run-of-press market. An increase in the number of run-of-press competitors could result in a loss of market share.

We also compete with in-store marketing and other forms of promotional strategies or coupon delivery, and may compete with any new technology or products in the sales promotion field.

In the past, new competitors have tried to establish themselves in the free-standing insert market. During such times, the number of free-standing insert programs increased, resulting in periods of intense price competition and higher costs due to a decrease in pages per free-standing insert program. Should a new competitor try to enter the FSI market in the future, it could have a material adverse effect on our financial performance.

Our principal competitor in the free-standing insert market, News America FSI, Inc., has been competing aggressively for free-standing insert business. As a consequence, prices are trending downward and we have lost market share. This has resulted in declining revenues and profitability for our free-standing insert business which has been partially offset by increased industry volume and favorable paper costs. A continuation or acceleration of these competitive trends could have a material adverse effect on our financial results.

We compete with media other than free-standing inserts for the promotion and marketing dollars of our customers. It is possible that alternative media or changes in promotional strategies could make free-standing inserts less attractive to our customers or could cause a shift in their preference to different promotional materials or coupon delivery modes.

Our cluster targeted division competes in solo specialized promotional programs for single advertisers with commercial printers and media placement agencies. While both types of competitors have a history of competing on the basis of price to increase volume and improve economies of scale, commercial printers tend to be particularly aggressive during periods when they have overcapacity. In addition, we compete with Sunflower Marketing for polybag advertising and sampling. To the extent our competitors in these businesses decide to compete more aggressively on price due to excess capacity or for other reasons it could materially negatively effect our revenue and profit margins.

In addition, some of our competitors, particularly News America, have substantially greater financial resources than we do.

Holders of our Zero Coupon Convertible Senior Notes due 2021 may require us to purchase such notes

In June 2001, we issued $272.1 million aggregate principal amount at maturity of zero coupon convertible senior notes due 2021. We used approximately $111.0 million of the proceeds from these notes to purchase $108.4 of the zero coupon convertible senior notes due 2021. As of September 30, 2003, there were approximately $51.3 million of our zero coupon convertible senior notes due 2021 outstanding. On June 6 of each of 2004, 2006, 2011 and 2016, holders of these notes may require us to purchase all or a portion of them at their accreted value. We may choose to pay the purchase price in cash or (on June 6, 2004 and 2006 and subject to certain conditions) in shares of our common stock, or a combination of both. If we choose to pay the purchase price for the notes with cash it could have the effect of restricting our ability to fund new acquisitions or to meet other future working capital needs, as well as increasing our costs of borrowing. If we choose to pay the purchase price in stock it could significantly increase the number of shares outstanding and cause our stock price to decline.

Significant increases in the cost of paper (which we cannot control) could adversely affect our financial health and prevent us from fulfilling our obligations under these notes

Our paper prices have historically experienced significant fluctuations. We have a limited ability to protect ourselves from these fluctuations or to pass increased costs along to our customers. We maintain on average less than 30 days of paper inventory. Significant increases in the cost of paper could have a material adverse effect on our financial performance. As of January 1, 2003, approximately 90% of our free-standing insert paper requirements were purchased pursuant to two long-term paper contracts which run through 2006, limiting our exposure with respect to the price of paper during the term of those contracts. However, we cannot assure you that when such contracts expire that we will be able to replace such contracts with favorable terms or at all.

Significant increases in our media rates could adversely affect our financial performance and prevent us from fulfilling our obligations under these notes

Currently, our largest cost component of our business is our media cost, the payments that we make to newspapers for insertion of promotional materials. At this time, we have two major long-term contracts with newspapers providing for these services, one of which runs through 2008 and the other through 2009. As of September 30, 2003, these contracts cover between 20% and 25% of our circulation. We cannot assure you that when these newspaper contracts expire that we will be able to replace such contracts with favorable terms or at all. Consequently, an increase in media costs could adversely affect our profitability.

Our revolving credit facility imposes restrictions on our ability to conduct business and may not be sufficient to satisfy our capital and operating requirements

Our revolving credit facility contains covenants that, among other things, restrict our ability to transfer assets, merge, incur debt, create liens and enter into transactions with affiliates. In addition, the revolving credit facility requires us to maintain specified financial ratios, including fixed charge coverage and total funded debt to EBITDA. Our ability to comply with such provisions may be affected by events beyond our control. The breach of any of these covenants would result in default under the revolving credit facility. In the event of any such default, lenders party to the revolving credit facility could elect to declare all amounts borrowed under the revolving credit facility, together with accrued interest and other fees, to be due and payable. If any indebtedness under the revolving credit facility is accelerated, we may not have sufficient assets to repay such indebtedness in full. For a description of our revolving credit facility, see “Description of Other Indebtedness—Description of Revolving Credit Facility” below. The revolving credit facility matures in November 2006 and upon maturity we cannot assure you that we will be able to replace such facility on favorable terms or at all.

We have a significant number of authorized but unissued shares that, if issued, could dilute the equity interests of our existing stockholders and have an adverse effect on our earnings per share

We are authorized to issue 100,000,000 shares of common stock. As of March 31, 2003, there were 63,079,604 shares of our common stock issued and 52,012,617 shares of our common stock outstanding. Subject to applicable legal, stock exchange and other regulatory requirements, our board of directors has full discretion to issue shares of our common stock. If we issue more shares of our common stock after this offering, your equity interests in us upon conversion of the notes will be diluted and your earnings per share of our common stock will be adversely affected.

Risk Factors Relating to the Notes and the Shares Issuable upon Conversion of the Notes

You should consider the special United States federal income tax consequences of owning the notes and the Shares

Upon your purchase of the notes, you will be deemed to have agreed, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments, and to treat the amount of cash and the fair market value of any of the Shares as a contingent payment. Therefore, you will be required, in general, to accrue interest based on the rate at which we would issue a fixed rate nonconvertible debt instrument with terms and conditions similar to the notes (6.48%) for United States federal income tax purposes, rather than at the yield to maturity of the notes, regardless of whether you use the cash or accrual method of tax accounting. Accordingly, you will be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes. Furthermore, upon a sale, exchange, conversion or redemption of a note, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the notes. The amount realized by you effectively will include, in the case of a conversion, the amount of cash and the fair market value of the shares of common stock issuable upon conversion of the notes you receive. Any gain on the sale, exchange, conversion or redemption of a note will be treated as ordinary interest income, any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. You are strongly urged to consult your own tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the notes and the shares.

For a summary of United States federal income tax consequences of the purchase, ownership and disposition of the notes and the shares of common stock issuable upon conversion of the notes, see “Material United States Federal Income Tax Considerations.”

Our subsidiaries are not guarantors—Your right to receive payments on these notes could be adversely affected if any of our subsidiaries declares bankruptcy, liquidates or reorganizes

None of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

An active trading market for the notes may not develop

Prior to the initial private placement, there was no public market for these notes. We do not intend to apply for listing of the notes on any securities exchange or on Nasdaq. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. The price at which you may be able to sell the notes, if at all, may be less than the price you pay for them, particularly if an active trading market does not develop. We have been advised by Merrill Lynch that it intends to make a market in the notes. However, Merrill Lynch is not obligated to do so, and any such market-making activities may be discontinued at any time. In addition, such market-making activity will be subject to the terms imposed by the Securities Act and the Exchange Act. See “Description of the Notes—Registration Rights.”

We may not have the funds necessary to purchase the notes after you exercise your put option or upon a change in control

On May 22 of each of 2008, 2013, 2018, 2023 and 2028, and upon the occurrence of specific kinds of change in control events, you may require us to purchase your notes. We will pay the amounts due in cash, shares of our common stock or a combination of cash and our common stock. It is possible that we will not have sufficient funds at the time of an applicable put by you to make the required purchase of the notes in cash, and thus, with respect to any put we may pay all or a portion of the purchase price in shares of our common stock, subject to satisfying the conditions in the indenture covering the notes for making such payments. If we are unable to satisfy the conditions in the indenture to use our common stock to pay the purchase price or do not have sufficient cash to satisfy the put in the event that we are not permitted to pay in common stock, we could be in default of our obligations on the notes. In addition, if we fail to deliver cash or shares, as applicable, and thereafter become the subject of bankruptcy proceedings, a holder’s claim for damages arising from such failure could be subordinated to all of our existing and future obligations. See “Description of the Notes—Purchase of the Notes by Valassis at the Option of a Holder” and “Description of the Notes—Change in Control Permits Purchase of Notes by Valassis at the Option of the Holder.”

The price of our common stock, and therefore of the notes, may fluctuate significantly, which may make it difficult for you to resell the notes or common stock issuable upon conversion of the notes, when you want or at prices you find attractive.

The price of our common stock as listed on the New York Stock Exchange constantly changes. We expect that market price of our common stock will continue to fluctuate. Because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices.

Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	recommendations by securities analysts;

•	new promotional media or changes in promotional strategy of our competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	failure to integrate our acquisitions or realize anticipated benefits from our acquisitions, including our recent acquisition of NCH Marketing Services;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in our industry; and

•	geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as terrorist attacks, war, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, could also cause our stock price to decrease regardless of our operating results.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Conversion of our convertible debt into common stock may negatively effect the market price of our common stock.

Both our zero coupon convertible senior notes due 2021 and our senior convertible notes due 2033 allow for noteholders to convert their notes into shares of common stock should the share price rise to specified levels. The actual or pending issuance of shares pursuant to conversion may cause shareholder concern regarding dilution, if shares were not to be simultaneously repurchased, which could put downward pressure on the trading price of our common stock.

While the zero coupon convertible notes due 2021 have a straight conversion rate (11.8316 shares of our common stock for each $1,000 in notes converted), the newly issued senior notes have a base conversion rate along with an incremental share factor. This incremental share factor is based upon the share price at the time of conversion, if converted before the first put date (May 22, 2008) or the share price during a five trading day period prior to May 22, 2008, if converted after May 22, 2008, in each case subject to adjustment. See “Description of Notes—Conversion Rights.”

As a result of the actual or pending conversion of the notes, third parties may take significant short positions in our common stock. If this occurs, these short positions may have the effect of depressing the trading price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding, among other things, our business and operating strategy, operations, economic performance and financial condition. When used in this prospectus, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “plan” and similar expressions identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus under “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

Valassis files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the following location of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549

You may also obtain copies of this information by calling the SEC at 1-800-SEC-0330 or by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

The SEC also maintains an internet web site that contains reports, proxy statements and other information about issuers, like Valassis, who file electronically with the SEC. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy statements and other information about Valassis at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about Valassis and our business.

The following documents filed by us with the SEC (File No. 1-10991) are incorporated herein by reference and made a part hereof:

(i)	Annual Report on Form 10-K for the year ended December 31, 2002;

(ii)	Quarterly Report on Form 10-Q for the period ended March 31, 2003;

(iii)	Proxy Statement for the annual meeting of our stockholders filed with the SEC on April 14, 2003;

(iv)	Current Report on Form 8-K/A filed with the SEC on April 29, 2003;

(v)	Current Report on Form 8-K filed with the SEC on June 30, 2003;

(vi)	Quarterly Report on Form 10-Q for the period ended June 30, 2003; and

(vii)	The description of our common stock contained in the Registration Statement on Form S-1 filed with the SEC on January 21, 1992 (incorporated by reference to the Registration Statement on Form 8-A filed with the SEC on January 23, 1992), including any amendments or reports filed for the purpose of updating such description.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the notes and shares of common stock under this document shall also be deemed to be incorporated by reference into this prospectus. Unless expressly incorporated into this registration statement, a report furnished on Form 8-K shall not be incorporated by reference into this registration statement.

You may obtain without charge, upon oral or written request, a copy of these filings. Requests should be directed to Valassis Communications, Inc., Attention: General Counsel, 19975 Victor Parkway, Livonia, Michigan 48152, telephone number (734) 591-3000. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this document.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the three months ended June 30, 2003 and June 30, 2002 and each of the five most recent fiscal years.

3 months ended June 30,		Year ended December 31,
2003	2002	2002	2001	2000	1999	1998
11.54	14.71	10.81	10.74	9.44	7.98	4.83

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of net rental expense deemed representative of interest.

USE OF PROCEEDS

We will not receive any of the proceeds from the sales by the selling securityholders of the notes or the shares issuable upon conversion of the notes. The net proceeds that we received from the initial private placement of the notes was approximately $157.2 million. We have used, and plan to continue to use, the net proceeds from the notes for general corporate purposes, including to fund repurchases of our outstanding notes. As of September 30, 2003, we utilized approximately $111.0 million of the proceeds to repurchase $185.3 million in face value of our zero coupon convertible senior notes due 2021. Our zero coupon convertible senior notes due 2021 mature on June 6, 2021 and do not have a cash interest component prior to maturity unless contingent interest becomes payable. Our 6 5/8% senior notes due 2009 mature on January 15, 2009 and bear interest at the rate of 6 5/8%.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the New York Stock Exchange. The following table sets forth the high and low closing sales prices per share of our common stock on the New York Stock Exchange for the quarterly periods presented below:

	2002		2003
Quarter Ended	High	Low	High		Low
March 31	$39.06	$34.19	$30.57		$21.71
June 30	41.00	36.23	28.01		25.26
September 30	39.81	31.85	29.80		25.90
December 31	35.95	25.26	27.36	(1)	25.90	(1)

(1)	October 1, 2003 through November 3, 2003.

DIVIDEND POLICY

We currently have no plans to pay cash dividends on our common stock. Any future determination as to the payment of dividends will be at the discretion of our board of directors, and will depend on our future earnings, capital requirements and other alternate uses of cash, as well as the covenants prescribed in our revolving credit agreement and other debt instruments, and such other factors as our board of directors deem relevant.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

At June 30, 2003, there were 63,081,751 shares of common stock issued and 52,018,194 shares of common stock outstanding. Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Holders of common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, and to share ratably in our assets legally available for distribution to stockholders in the event of liquidation or dissolution. Holders of common stock have no preemptive rights and no subscription or redemption privileges. Our common stock does not have cumulative voting rights, which means that the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. All the outstanding shares of common stock are fully paid and non-assessable.

Stockholder Rights Plan

On September 1, 1999, our board of directors adopted a stockholder rights plan, which was amended on October 10, 2003 to appoint National City Corporation as the successor rights agent under the rights plan and to make certain changes to the definitions and other provisions of the rights plan. Under the rights plan, the board declared a dividend of one preferred stock purchase right for each outstanding share of our common stock. The dividend was paid on September 27, 1999 to the stockholders of record on September 15, 1999. The rights are attached to and automatically trade with all of our outstanding shares of common stock. The rights will become exercisable only in the event that any person or group of persons acquires 15% (or 20% in the case of Ariel Capital Management, Inc.) or more of our common stock or commences a tender offer for 15% or more of our common stock; provided however that once the rights become exercisable, they entitle the stockholder to purchase one one-hundredth of one share of our Junior Preferred Stock, Series A, at an exercise price of $1.70. The rights expire on September 1, 2009. We are entitled to redeem the rights at $0.01 per right at any time prior to the expiration of the rights, before a person or group acquires 15% or more of our common stock. The rights plan, and any issuances of Junior Preferred Stock, Series A, under the rights plan, could have an adverse effect on holders of common stock by delaying or preventing a change of control of Valassis.

Each share of common stock issuable upon conversion of the notes will include a right issued under our existing stockholder rights plan, if the rights plan is outstanding at the time of conversion.

Preferred Stock

At June 30, 2003 there were no shares of preferred stock issued and outstanding. Preferred stock may be issued from time to time in one or more series, and our board of directors is authorized to fix the dividend rights, dividend rates, any conversion rights or rights of exchange, any voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences and any other rights, preferences, privileges and restrictions of any series of preferred stock and the number of shares constituting such series and the designation thereof.

In connection with the adoption of the rights plan, our board of directors designated 1 million shares of preferred stock as “Junior Preferred Stock, Series A.” Shares of Junior Preferred Stock, Series A, are subject to the rights, privileges, preferences and restrictions set forth in the Certificate of Designations of Preferred Stock of Valassis Communications, Inc. filed with the office of the Secretary of State of Delaware on September 21, 1999, which is hereby incorporated by reference into this prospectus.

Anti-takeover effects of certain provisions of Delaware law and our certificate of incorporation and bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeovers or changes in control with respect to us and, accordingly, may discourage attempts to acquire us.

In addition, provisions of our restated certificate of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that stockholders might consider to be in their best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Our restated certificate of incorporation authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may prevent a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the resulting vacancies created by such removal with its own nominees.

Our bylaws provide that special meetings of our stockholders may be called only by the board of directors, the chairman of the board, the president, the secretary or any assistant secretary, and any such officer at the request in writing of stockholders holding together at least a majority of all of the shares of the Company issued and outstanding and entitled to vote at the meeting.

In addition to issuances under the rights plan, our board of directors can in the future issue the authorized but unissued shares of common stock and preferred stock, and fix the rights and preferences of the preferred stock, without stockholder approval, subject to the limitations imposed by any market on which our stock is listed for trading. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of stockholder derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions.

Presently, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that my result in claims for indemnification.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is National City Bank.

Quotation of Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “VCI.”

DESCRIPTION OF OTHER INDEBTEDNESS

Description of Revolving Credit Facility

We are party to a Credit Agreement, dated as of November 1, 2002, with Standard Federal Bank, N.A., Comerica Bank, Harris Trust and Savings Bank and Fifth Third Bank (the “Credit Agreement”). Standard Federal Bank, N.A. serves as agent for such financial institutions. This description of the general terms of our revolving credit facility is qualified in its entirety by reference to the complete text of the Credit Agreement can be obtained as provided under the section in this prospectus entitled “Where You Can Find More Information.”

The revolving credit aggregate commitment under the Credit Agreement is $125.0 million, which under certain circumstances may be increased up to $175.0 million upon our request. The Credit Agreement matures in November 2006. The Credit Agreement is unsecured. The floating-rate interest is calculated on either a Eurocurrency-based rate or a prime rate. As of March 31, 2003, there was $0 outstanding under this credit facility.

The Credit Agreement requires us to meet specified financial covenants such as a fixed charge coverage ratio and a funded debt to EBITDA ratio. In addition, the Credit Agreement contains restrictive covenants that prescribe limits on our ability to, among other things, make certain investments and other restricted payments, incur liens, purchase or redeem our capital stock, pay dividends and make other distributions, make acquisitions, engage in transaction with affiliates, enter into mergers or consolidations, liquidate, sell, lease, or otherwise transfer our business or property to another entity, engage in any business other than the business engaged in by us or substantially similar lines of business, and to enter into certain sales and leaseback transactions. In addition, the Credit Agreement contains a general prohibition on incurring or creating additional indebtedness with certain exceptions, including, without limitation, replacing or refinancing existing debt, in whole or in part, provided that the principal amount does not exceed the principal amount of the existing debt; debt incurred or assumed in connection with a permitted acquisition or permitted investment; other unsecured debt provided that the aggregate amount of all of such other unsecured debt at any time outstanding shall not exceed 20% of consolidated assets (as defined in the Credit Agreement), such debt has a scheduled maturity and is not payable on demand and immediately prior to and after giving effect to the incurrence of such other unsecured debt, no unmatured event of default or event of default has occurred and is continuing; and other customary exceptions.

Description of Other Senior Notes

2009 Senior Notes

In January 1999, we completed the sale of $100.0 million in aggregate principal amount of our 6 5/8% Senior Notes due 2009 (the “2009 Senior Notes”). Such notes are general unsecured obligations and rank equal in right of payment with our other senior indebtedness, including the notes covered by this prospectus. As of September 30, 2003, approximately $100.0 million in aggregate principal amount of the 2009 Senior Notes remained outstanding. The 2009 Senior Notes mature on January 15, 2009 and bear interest at the rate per annum of 6 5/8%. Interest on the 2009 Senior Notes is payable semiannually on January 15 and July 15 of each year.

The 2009 Senior Notes were issued under an indenture between us and The Bank of New York, as Trustee (the “2009 Senior Notes Indenture”). The terms of the 2009 Senior Notes include those stated in the 2009 Senior Notes Indenture and those made a part of the 2009 Senior Notes Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The 2009 Senior Notes are subject to all such terms, and holders of the 2009 Senior Notes are referred to the 2009 Senior Notes Indenture and the Trust Indenture Act for a statement of such terms. The statements below relating to the 2009 Senior Notes are summaries and do not purport to be complete and are qualified in their entirety by express reference to the 2009 Senior Notes Indenture which can be obtained as provided under the section in this prospectus entitled “Where You Can Find More Information.”

The 2009 Senior Notes are redeemable at any time. The 2009 Senior Notes Indenture contains certain covenants that affect, and in certain cases significantly limit or prohibit:

•	asset sales, mergers and consolidations;

•	liens that will secure debt;

•	sale and leaseback transactions; and

•	redemptions or repurchases of our capital stock.

2021 Zero Coupon Convertible Senior Notes

In June 2001, we completed the sale of $272.1 million in aggregate principal amount of our zero coupon convertible senior notes due 2021 (the “2021 Notes”). Such notes are general unsecured obligations and rank equal in right of payment with our other senior indebtedness, including the notes covered by this prospectus. We used approximately $111.0 million of the proceeds from the sale of these notes to purchase $108.4 of the 2021 Notes. As of September 30, 2003, there were $51.3 million of the 2021 Notes outstanding. The 2021 Notes mature on June 6, 2021, unless earlier converted, redeemed by us at our option or purchased by us at the holder’s option. Original issue discount accrues at a rate of 3.0% per annum, computed on a semiannual bond equivalent basis, calculated from June 6, 2001, excluding any contingent interest.

The 2021 Notes were issued under an indenture between us and The Bank of New York, as Trustee (the “2021 Notes Indenture”). The terms of the 2021 Notes include those stated in the 2021 Notes Indenture and those made a part of the 2021 Notes Indenture by reference to the Trust Indenture Act. The 2021 Notes are subject to all such terms, and holders of the 2021 Notes are referred to the 2021 Notes Indenture and the Trust Indenture Act for a statement of such terms. The statements below relating to the 2021 Notes are summaries and do not purport to be complete and are qualified in their entirety by express reference to the 2021 Notes Indenture which can be obtained as provided under the section in this prospectus entitled “Where You Can Find More Information.”

Each $1,000 principal amount at maturity of the 2021 Notes will be initially convertible, subject to adjustment, into 11.8316 shares of common stock. Contingent interest on the 2021 Notes is payable during any six-month period from June 6 to December 5 and from December 6 to June 5, commencing after June 6, 2006, if the average market price of a note during the five trading days ending on the second trading day immediately preceding such six-month period is at least 120% of the issue price plus the accrued original issue discount for such note. The 2021 Notes are convertible at the option of the holder upon the occurrence of the events set forth below:

•	Holders of 2021 Notes may surrender notes for conversion into common stock at any time after a market price trigger occurs. A market price trigger occurs the first time that the closing sale price per share of our common stock for at least 20 trading days in any period of 30 consecutive trading days exceeds 120% of the accreted conversion price per share of common stock. The accreted conversion price per share as of any day will equal the issue price of a note plus the accrued original issue discount to that day, divided by the number of shares issuable upon the conversion of the note.

•	The 2021 Notes shall become convertible during the five business day period following any consecutive 10 trading day period in which the average trading price for 2021 Notes for that period was less than 105% of the average conversion value for the 2021 Notes during that period. Conversion value is the product of the closing price on any day times the number of shares then issuable upon conversion.

•	The 2021 Notes shall become convertible if called for redemption.

•	The 2021 Notes shall be convertible during such period that the notes (or if the notes are not rated, our other senior unsecured indebtedness) are rated below Baa3 or BBB- by either Moody’s or Standard & Poor’s, respectively, or if none of our senior unsecured indebtedness is rated by either of such agencies.

•	The 2021 Notes shall become convertible at any time if we make certain distributions on our common stock, such as rights to purchase common stock at a below market price, distribution of assets, or if we make cash distributions in excess of 10% of the value of the common stock.

•	The 2021 Notes shall become convertible in the event of any transaction, such as a merger or share exchange, whereby the common stock becomes convertible into securities, property or cash.

The holders of the 2021 Notes may require us to purchase all or a portion of their notes on June 6, 2004, June 6, 2006, June 6, 2011 and June 6, 2016, at a price of $602.77, $639.76, $742.47 and $861.67 per note, respectively, payable in cash or common stock at our option in 2004 and 2006 and cash only in 2011 and 2016. Also, each holder may require us to repurchase all or a portion of such holder’s notes if a change of control of our company occurs on or before June 6, 2006.

The 2021 Notes are redeemable for cash at any time on or after June 6, 2006. The 2021 Notes Indenture contains covenants that affect, and in certain cases significantly limit or prohibit:

•	asset sales, mergers and consolidations;

•	liens that will secure debt;

•	sale and leaseback transactions; and

•	redemptions or repurchases of our capital stock.

The covenants contained in our revolving credit facility and in both the 2009 Senior Notes and the 2021 Notes thereunder are for the benefit solely of the lenders, in the case of the revolving credit facility, and for the holders thereof in the case of the 2009 Senior Notes and the 2021 Notes, and each may be amended or waived at any time by those lenders or holders without consideration of the holders of the notes. We are in compliance with all covenants contained in the indentures covering our long-term debt. All of our long-term debt contain cross-default provisions which become applicable if we default under any mortgage, indenture or instrument for money borrowed by us and the default results in the acceleration of such indebtedness in excess of $25 million.

DESCRIPTION OF NOTES

We issued the notes under an indenture, dated as of May 22, 2003, between Valassis Communications, Inc., as issuer, and BNY Midwest Trust Company, as trustee. The notes constitute senior debt securities under the indenture. The following summarizes the material provisions of the indenture and the notes and does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define your rights as a note holder. A copy of the indenture is available from us upon request.

General

The notes are limited to $239,794,000 aggregate principal amount at maturity. The notes will mature on May 22, 2033. The principal amount at maturity of each note will be $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

The notes bear cash interest at the rate of 1.0843% per year on the principal amount at maturity from the issue date, or from the most recent date to which interest has been paid or provided for, through May 22, 2008. During such period, cash interest will be payable semiannually in arrears on May 22 and November 22 of each year, commencing on November 22, 2003, to the person in whose name a note is registered, who we refer to as the “holder of record,” at the close of business on May 7 or November 7, as the case may be, immediately preceding such interest payment date. Each payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase or redemption date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day.

The notes were offered at a substantial discount from their $1,000 principal amount at maturity. The notes were issued at an issue price of $667.24 per note. Beginning May 22, 2008, for non-tax purposes, the notes will accrue original issue discount while they remain outstanding at a rate of 1.625% per year. Original issue discount is the difference between the issue price and the principal amount at maturity of a note. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months.

The notes are debt instruments subject to treasury regulations governing contingent payment debt instruments. Even if we do not pay any contingent cash interest on the notes, holders will be required to include accrued tax original issue discount (including the portion of the tax original issue discount represented by cash interest payments) in their gross income for United States federal income tax purposes as it accrues from May 22, 2003. The rate at which the tax original issue discount will accrue will exceed the stated yield of 1.625% for accrued original issue discount. See “Material United States Federal Income Tax Considerations.”

Original issue discount or cash interest, as the case may be, will cease to accrue on a note upon its maturity, conversion, or purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Ranking of the Notes

The notes are senior unsecured obligations of Valassis and rank equal in right of payment to all of our other senior unsecured indebtedness, including our revolving credit facility, our 2009 Senior Notes and the 2021 Notes. The notes are effectively subordinated to any future secured indebtedness to the extent of the assets securing such indebtedness. The notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our subsidiaries which are distinct legal entities having no obligation to pay any amounts pursuant to the notes or to make funds available therefore. See “Risk Factors—Risks Related to the Notes and the Shares Issuable Upon Conversion of the Notes—Our subsidiaries are not guarantors—Your right to receive payments on these notes could be adversely affected if any of our subsidiaries declares bankruptcy, liquidates or reorganizes.”

As of September 30, 2003, we had an aggregate of approximately $311.3 million of senior unsecured indebtedness outstanding.

Conversion Rights

Subject to certain conditions, a holder of notes may convert its notes into a number of shares of our common stock equal to the conversion rate, calculated as of the conversion date. Prior to May 22, 2008, (1) the conversion rate will be the base conversion rate, if the applicable stock price is less than or equal to the base conversion price, or (2) if the applicable stock price is greater than the base conversion price, the conversion rate will be determined in accordance with the following formula:

		(the Applicable Stock Price – the Base Conversion Price)	× the Incremental	]
Base Conversion Rate +	[	the Applicable Stock Price	Share Factor

From and after May 22, 2008, the conversion rate, which we refer to as the “Fixed Conversion Rate,” will be fixed for the remainder of the term of the notes at the conversion rate determined as set forth above assuming a conversion date that is eight trading days prior to May 22, 2008, subject to the same adjustments as the base conversion rate.

The “base conversion rate” is 15.1627 shares per $1,000 principal amount at maturity of notes, subject to adjustment as described under “—Adjustment to Conversion Rate.” The “base conversion price” is a dollar amount (initially $44.01) derived by dividing the accreted principal amount (which will be $667.24 until May 22, 2008) by the base conversion rate. The “Incremental Share Factor” is 9.8556, subject to the same proportional adjustments as the base conversion rate. The “Applicable Stock Price” is equal to the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the conversion date of the notes, subject to adjustments.

A holder may convert a note in integral multiples of $1,000 principal amount at maturity into common stock only if the conditions for conversion described below are satisfied. In addition, a holder may convert a note only until the close of business on the business day prior to the redemption date if we call a note for redemption. A note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

For each $1,000 principal amount at maturity of notes surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive a number of shares of our common stock equal to the conversion rate, subject to adjustment upon the occurrence of the events described below. We will not issue fractional shares upon conversion of the note. A holder of a note otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the applicable stock price. Upon a conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock for the notes surrendered as described below. The ability to surrender notes for conversion will expire at the close of business on May 22, 2033.

Conversion Procedures

To convert a note into shares of common stock, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

On conversion of a note, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, any accrued cash interest or contingent cash interest. Instead, accrued original issue discount or accrued cash interest or contingent cash interest will be deemed paid by the shares of common stock received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the note is convertible, together with any cash payment of such holder’s fractional shares, will thus be deemed:

•	to satisfy our obligation to pay the principal amount at maturity of the note;

•	to satisfy our obligation to pay accrued original issue discount or accrued cash interest attributable to the period from the issue date through the conversion date; and

•	to satisfy our obligation to pay accrued and unpaid contingent cash interest.

As a result, accrued original issue discount or accrued cash interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment, unless such notes have been called for redemption, in which case no such payment shall be required.

If contingent cash interest is payable to holders of notes during any particular six-month period, and such notes are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, holders of such notes at the close of business on the accrual or record date will receive the contingent cash interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent cash interest payable on the principal amount of notes so converted, unless such notes have been called for redemption, in which case no such payment shall be required.

The conversion rate will not be adjusted for accrued original issue discount, accrued cash interest, any contingent cash interest or interest payable upon occurrence of a tax event. A certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering notes for conversion, see “Material United States Federal Income Tax Considerations.”

In lieu of delivery of shares of our common stock upon notice of conversion of any notes (for all or any portion of the notes), we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to the applicable stock price multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “—Redemption of Notes at Our Option.” If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under “—Events of Default and Acceleration” below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

Adjustments to Conversion Rate

The conversion rate will not be adjusted for accrued original issue discount. We will adjust the conversion rate for the following events:

•	dividends or distributions to the holders of our common stock payable in common stock or other capital stock of Valassis;

•	subdivisions, combinations or certain reclassifications of our common stock (or any component of common stock);

•	distributions to all holders of our common stock of certain rights to purchase common stock for a period expiring within 60 days at less than the closing sale price at the time; and

•	distributions to such holders of our common stock of our assets, debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the amount thereof, together with any cash distributions paid in the preceding one year period exceeds 10% of the closing price per share of common stock on the day preceding the date of declaration of such dividend or other distribution).

However, no adjustment will be made if the holders of the note participate in the transaction or in certain other cases. In cases where

•	the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to the stockholders equals or exceeds the average quoted price of the share of common stock, or

•	such average quoted price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion rate, the holder of a note will be entitled to receive upon conversion, in addition to the shares, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such note immediately prior to the record date for determining stockholders entitled to receive the distribution.

We will not make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion price in effect at that time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made.

In the event that we distribute shares of capital stock of a subsidiary of ours, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

The indenture permits us to increase the conversion rate from time to time.

In the event of

•	a taxable distribution to stockholders which results in an adjustment of the conversion rate, or

•	an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend. See “Material United States Federal Income Tax Considerations.”

Each share of common stock issued upon conversion of the notes will include a right issued under our existing stockholder rights plan, if the rights plan is outstanding at the time of conversion. See “Description of Our Capital Stock—Stockholder Rights Plan.”

Conversion Based on Satisfaction of Market Price Conditions

Commencing after September 30, 2003, holders may surrender notes for conversion into shares of our common stock in any fiscal quarter (and only during such fiscal quarter), if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. Upon a conversion, we will have the right to deliver cash or a combination of cash and common stock, as described below.

The accreted conversion price per share as of any day will equal the sum of the issue price of a note plus the accrued original issue discount, if any, divided by the number of shares of common stock issuable upon conversion of a note on that day, subject to any adjustments to the conversion rate through that day. The closing sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the Nasdaq system or otherwise as provided in the indenture.

The conversion trigger price per share of our common stock in respect of each of the first 20 calendar quarters following issuance of the notes is $52.81. This conversion trigger price reflects the accreted conversion price per share of common stock multiplied by 120%. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the quarter. The conversion trigger price per share for the calendar quarter beginning April 1, 2033 is $78.96. The foregoing conversion trigger prices assume that no events have occurred that would require an adjustment to the conversion rate.

Through May 22, 2028, a holder may surrender its notes for conversion into shares during the five business day period following any 10 consecutive trading day period in which the average of the trading prices for the notes for that period was less than 105% of the conversion value. The conversion value as of any date for any note is the product of the closing price of a share of our common stock on the principal exchange on which our common stock is traded as of such date times the number of shares.

The market price of a note on any date of determination means the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $5 million principal amount at maturity of notes at approximately 4:00 p.m., New York City time, on such determination date from two unaffiliated securities dealers we select, provided that if

•	at least two such bids are not obtained by the bid solicitation agent, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the market price of a note will equal (a) the then applicable conversion rate of such note multiplied by (b) the average closing price of the common stock on the five trading days ending on such determination date, appropriately adjusted.

The bid solicitation agent will initially be BNY Midwest Trust Company. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.

Conversion Rights Based on Credit Ratings Downgrade

Holders may also surrender notes for conversion during any period in which the credit rating assigned to the notes is Ba3 or lower by Moody’s or BB- or lower by Standard & Poor’s, the notes are no longer rated by either Moody’s or Standard & Poor’s, or the credit rating assigned to the notes has been suspended or withdrawn by either Moody’s or Standard & Poor’s. The notes will cease to be convertible pursuant to this paragraph during any period or periods in which all of the credit ratings are increased above such levels.

Conversion Based on Redemption

A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the business day prior to the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A “trading day” is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq system, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

Conversion Upon Occurrence of Certain Corporate Transactions

If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until the date that is 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Valassis or another person which the holder would have received if the holder had converted the holder’s notes immediately prior to the transaction. If such transaction also constitutes a change in control of Valassis, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “—Change in Control Permits Purchase of Notes by Valassis at the Option of the Holder.”

The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion price as described above.

Contingent Cash Interest

Subject to the accrual and record date provisions described below, we will pay contingent cash interest to the holders of the notes during any six-month period from May 23 to November 22 and from November 23 to May 22, commencing May 23, 2008 if the average market price of the notes for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and accrued cash interest, if any, for a note to the day immediately preceding the first day of the applicable six-month period.

The amount of contingent cash interest payable per note in respect of any six-month period in which contingent interest is payable will equal the annual rate of 0.30% of the average market price of a note for the five trading day measurement period. For United States federal income tax purposes, the notes will constitute contingent payment debt instruments.

Contingent cash interest, if any, will accrue and be payable to holders of notes as of the 15th day preceding the last day of the relevant six-month period. Such payments will be paid on the last day of the relevant six-month period. Original issue discount will continue to accrue at the yield to maturity whether or not contingent cash interest is paid.

Upon determination that note holders will be entitled to receive contingent cash interest during a relevant six-month period, we will issue a press release and publish such information on our website or through such other public medium as we may use at that time.

We may unilaterally increase the amount of contingent cash interest we may pay or pay interest or other amounts we are not obligated to pay, but we will have no obligation to do so.

Redemption of Notes at Our Option

No sinking fund is provided for the notes. Prior to May 22, 2008, we cannot redeem the notes at our option. Beginning on May 22, 2008, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of notes.

If redeemed at our option, the notes will be redeemed at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on such notes to the applicable redemption date. The table below shows the redemption prices of a note on May 22, 2008, on each May 22 thereafter prior to maturity and at maturity on May 22, 2033. In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount that has accrued on such note since the immediately preceding date in the table below.

Redemption Date May 22,:	(1) Note Issue Price	(2) Accrued Original Issue Discount and Accrued Cash Interest, if any	(3) Redemption Price (1) + (2)
2008	$667.24	$—	$667.24
2009	667.24	10.89	678.13
2010	667.24	21.95	689.19
2011	667.24	33.20	700.44
2012	667.24	44.62	711.86
2013	667.24	56.24	723.48
2014	667.24	68.04	735.28
2015	667.24	80.04	747.28
2016	667.24	92.23	759.47
2017	667.24	104.62	771.86
2018	667.24	117.22	784.46
2019	667.24	130.02	797.26
2020	667.24	143.02	810.26
2021	667.24	156.24	823.48
2022	667.24	169.68	836.92
2023	667.24	183.34	850.58
2024	667.24	197.21	864.45
2025	667.24	211.32	878.56
2026	667.24	225.65	892.89
2027	667.24	240.22	907.46
2028	667.24	255.03	922.27
2029	667.24	270.07	937.31
2030	667.24	285.37	952.61
2031	667.24	300.91	968.15
2032	667.24	316.71	983.95
At stated maturity	667.24	332.76	1,000.00

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot or pro rata. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be part of the portion of notes selected for redemption.

Purchase of Notes by Valassis at the Option of the Holder

On the purchase dates of May 22, 2008, May 22, 2013, May 22, 2018, May 22, 2023 and May 22, 2028, we may, at the option of the holder, be required to purchase, at the purchase price set forth below plus accrued cash interest, if any, to the purchase date, all or a portion of such holder’s outstanding notes for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

The purchase price of a note will be:

•	$667.24 per note on May 22, 2008;

•	$723.48 per note on May 22, 2013;

•	$784.46 per note on May 22, 2018;

•	$850.58 per note on May 22, 2023; and

•	$922.27 per note on May 22, 2028.

The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount, if any, on such notes as of the applicable purchase date. We may, at our option, elect to pay the purchase price in cash or shares of our common stock, or any combination thereof. See “Material United States Federal Income Tax Considerations—United States Holders—Sale, Exchange, Conversion or Redemption of Notes.”

We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

•	the amount of the purchase price;

•	whether we will pay the purchase price of the notes in cash or common stock or any combination thereof, specifying the percentage of each;

•	if we elect to pay in common stock, the calculation of the market price of the common stock; and

•	the procedures that holders must follow to require us to purchase their notes.

The purchase notice given by each holder electing to require us to purchase notes shall state:

•	the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes or the indenture; and

•

in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

(a)	to withdraw the purchase notice as to some or all of the notes to which it relates; or

(b)	to receive cash in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

If the purchase price for the notes subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such notes unless such holder has properly notified us of its election to withdraw the purchase notice.

Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount at maturity, if any, of the notes that remain subject to the purchase notice.

If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see “Material United States Federal Income Tax Considerations.”

The market price of our common stock shall be an amount equal to the average of the sale prices of our common stock for the five trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence that would result in an adjustment of the conversion rate with respect to the common stock. See “—Conversion Rights” for a description of the manner in which the sale price of our common stock is determined.

Because the market price of our common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website or through such other public medium as we may use at that time.

Our right to purchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

•	listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on the Nasdaq system;

•	the registration of the issuance of our common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of the holder entirely in cash. See “Material United States Federal Income Tax Considerations.” We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

In connection with any purchase offer, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of delivery of the note.

If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest or original issue discount on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

Our ability to purchase notes with cash may be limited by the terms of our then existing borrowing agreements.

No notes may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Change in Control Permits Purchase of Notes by Valassis at the Option of the Holder

In the event of a change in control of Valassis, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s notes. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

We will be required to purchase the notes as of a date no later than 35 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on such note to such date of purchase. We refer to this date in this prospectus as the “change in control purchase date.”

Under the indenture, a “change in control” of Valassis is deemed to have occurred at such time as:

•	any person, including its affiliates and associates, other than us, our subsidiaries or their employee benefit plans, files a Schedule TO (or any schedule, form or report under the Exchange Act) disclosing that such person has become the direct or indirect beneficial owner of 50% or more of the voting power of our common stock and other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

•	there shall be consummated any share exchange, consolidation or merger of Valassis pursuant to which our common stock will be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of Valassis in which the holders of common stock immediately prior to the share exchange, consolidation or merger of Valassis have, directly or indirectly, 50% or more of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger; or

•	there shall have been a sale, transfer or disposition of all or substantially all of the assets of Valassis and its subsidiaries taken together.

Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee, to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, a notice regarding the change in control, which notice shall state, among other things:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which the purchase right may be exercised;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must deliver a written notice to the paying agent no later than the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

•	the certificate numbers of the notes to be delivered by the holder;

•	the portion of the principal amount at maturity of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the notes.

A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal delivered prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount at maturity, if any, of the notes that remain subject to a change in control purchase notice.

Our obligation to pay the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such note to be paid in cash promptly following the later of the change in control purchase date or the time of delivery of such note. The change in control purchase price will also include accrued and unpaid contingent interest, if any, and liquidated damages, if any.

If the paying agent holds money sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then immediately after the change in control purchase date, cash interest, original issue discount on the note and contingent interest, if any, and liquidated damages, if any, will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change in control.

In connection with any purchase offer in the event of a change in control, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO, if required, or any other required schedule under the Exchange Act.

The change in control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of Valassis. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of common stock;

•	to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

•	part of a plan by management to adopt a series of anti-takeover provisions.

Instead, the change in control purchase feature is a standard term contained in securities similar to the notes.

We could, in the future, enter into transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

We may not purchase notes at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Certain Covenants

The indenture requires us to comply with the material restrictive covenants described below.

Certain Definitions Used in the Covenants.

Set forth below are certain definitions used in the indenture. Other definitions used and not defined in this section shall have the definitions given them in the indenture.

“Asset Sale” means, with respect to any Person, any sale, transfer or other disposition (including, without limitation, dispositions pursuant to any merger, consolidation or Sale and Leaseback Transaction (as defined below)) by such Person or any of its subsidiaries to any Person other than such Person or one of its subsidiaries in any single transaction or series of transactions of (i) any or all of the Capital Stock in any of the subsidiaries of such Person or (ii) any other Property (as defined below) of such Person or any other Property of its subsidiaries outside the ordinary course of business of such Person or such subsidiary.

“Attributable Debt” means, in respect of a Sale and Leaseback Transaction, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended; such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Board of Directors” means either the board of directors of the Company, or any duly authorized committee of such board.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP.

“Capital Stock” in any Person means any and all shares, interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights, warrants or options to acquire an equity interest in such Person.

“Company” means the Person named as the “Company” in the first paragraph of the indenture until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Company” shall mean such successor Person.

“Consolidated Interest Expense” means, with respect to any Person, for any period, the aggregate interest expense of such Person and its subsidiaries for such period on a consolidated basis, determined in accordance with GAAP, plus, to the extent not included in such interest expense, and to the extent incurred by such Person and such subsidiaries, without duplication, (i) interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale and Leaseback Transaction, (ii) amortization of debt discount and debt issuance costs, (iii) capitalized interest, (iv) non-cash interest expenses, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financings, (vi) net costs associated with Hedging Obligations (including amortization of fees), (vii) dividends payable on shares of preferred stock issued by such Person or its subsidiaries, other than shares of such preferred stock held by such Person or its subsidiaries, (viii) interest accruing on the Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by such Person or such subsidiaries, and (ix) cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any other Person in connection with Indebtedness incurred by such plan or trust.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its subsidiaries for such period on a consolidated basis, determined in accordance with GAAP, provided that there shall be excluded therefrom (i) gains and losses from Asset Sales or reserves relating thereto, (ii) items classified as extraordinary or nonrecurring (other than the tax benefit of the utilization of net operating loss carryforwards) and gains from discontinued operations, (iii) except to the extent of the amount of dividends or distributions paid to such Person by any other Person during such period, the net income (or loss) of (a) such other Person other than a subsidiary of such Person and (b) any subsidiary of such Person to the extent that the payment of the net income of such other Person as a dividend or other distribution to such Person is restricted by contract or otherwise and (iv) except to the extent includable pursuant to clause (iii) hereof, the income (or loss) of any other Person accrued or attributable to any period prior to the date it becomes a subsidiary of such Person or is merged into or consolidated with such Person or any of such Person’s subsidiaries or all or substantially all of such other Person’s Property is acquired by such Person or any of its subsidiaries.

“Consolidated Tangible Assets” means, as of any date, the sum of the Property and assets of Valassis and its Subsidiaries on a consolidated basis at such date, after eliminating intercompany items, after deducting from such total all Property and assets that would be classified as intangibles under GAAP (including, without limitation, goodwill, organizational expenses, trademarks, trade names, copyrights, patents, licenses and any rights in any thereof), all reserves and prepaid expenses, deferred charges or authorized debt discount and expense, each such item determined in accordance with Valassis’s most recently published consolidated balance sheet prepared in accordance with GAAP.

“Default” means any event, act or condition that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“EBITDA” for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income: (i) all income tax expense of the Company and its consolidated Subsidiaries, (ii) depreciation expense of the Company and its consolidated Subsidiaries, (iii) amortization expense of the Company and its consolidated Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period), and (iv) all other non-cash charges of the Company and its consolidated Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period), in each case for such period.

“Funded Debt” of any Person means, as at any date as of which any determination thereof is being or is to be made, any Indebtedness of such person that by its terms (i) will mature more than one year after the date it was issued, incurred, assumed or Guaranteed by such Person, or (ii) will mature one year or less after the date it was issued, incurred, assumed or Guaranteed by such Person which Indebtedness at such date of determination, may be renewed or extended at the election or option of such Person so as to mature more than one year after such date of determination.

“Funded Debt to EBITDA Ratio” as of any date of determination means the ratio of (i) Funded Debt to (ii) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters prior to the date of determination for which internal financial statements are available; provided, however, that if the Company or any Subsidiary shall have made an acquisition of assets which constitutes all or substantially all of the assets of a business, EBITDA for such period shall be calculated after giving pro forma effect to such acquisition as if such acquisition occurred on the first day of such period.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Guarantee” means any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person in any manner.

“Hedging Obligations” means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of (i) borrowed money; (ii) evidenced by bonds, notes (as used in the indenture), debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof); (iii) banker’s acceptances; (iv) representing Capital Lease Obligations; (v) the balance deferred and unpaid of the purchase price of any property under conditional sales or other similar agreements which provide for the deferral of the payment of the purchase price for a period in excess of one year following the date of such Person’s receipt and acceptance of complete delivery of such property; and (vi) representing any Hedging Obligations, if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding (other than Capital Lease Obligations) as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, joint-stock company, unincorporated organization or government or any agency or political subdivision thereof.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other Person.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by the Company of any Property now owned or hereafter acquired which has been or is to be sold or transferred by the Company to such Person with the intention of taking back a lease of such Property.

“Subsidiary” means a Person (other than an individual or a government or any agency or political subdivision thereof) more than 50% of the outstanding interest of which is owned, directly or indirectly, by Valassis or by one or more other Subsidiaries, or which Valassis, in accordance with GAAP, otherwise consolidates as a Subsidiary of Valassis.

Limitation on Sale and Leaseback

The indenture provides that we will not, nor will it permit any Subsidiary to, enter into any Sale and Leaseback Transaction, unless either:

•	after giving effect to the Sale and Leaseback Transaction, the aggregate outstanding amount of all Attributable Debt resulting from all Sale and Leaseback Transactions of Valassis does not exceed the greater of $50.0 million or 15% of Consolidated Tangible Assets, determined in accordance with Valassis’s most recent published consolidated balance sheet in accordance with GAAP; or

•	Valassis applies, within twelve months after the sale or transfer, an amount equal to the net proceeds of the assets sold in the Sale and Leaseback Transaction to the voluntary covenant defeasance or retirement of Indebtedness (other than Indebtedness of Valassis that is subordinate in right of payment to the notes), which amount will not be less than the fair value (in the opinion of an executive officer of Valassis) of such assets less an amount equal to the principal amount of such Indebtedness voluntarily defeased or retired by Valassis within such twelve-month period; provided that no retirement referred to in this clause may be made by payment at maturity or pursuant to any mandatory sinking fund payment or mandatory payment provision.

Limitation on Liens

The indenture prohibits us and any Subsidiary from, directly or indirectly, creating, incurring, assuming or suffering to exist any Lien of any kind on or with respect to any asset owned or thereafter acquired securing Indebtedness without making effective provision to secure all the notes then outstanding by such Lien, equally and ratably with (or, in the event that such other Indebtedness is subordinated in right of payment to the notes, prior to) any and all other such Indebtedness thereby secured, so long as such other Indebtedness is so secured, with the following exceptions:

(1)	Liens in favor of Valassis or any Subsidiary;

(2)	Liens on Property of a Person existing at the time such Person is merged with or into or consolidated with Valassis or any Subsidiary; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Valassis or any Subsidiary;

(3)	Liens on Property existing immediately prior to the time of acquisition thereof by Valassis or any Subsidiary of Valassis, provided that such Liens were in existence prior to the contemplation of such acquisition;

(4)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(5)	Liens arising out of judgments or awards against Valassis or any Subsidiary with respect to which Valassis or such Subsidiary shall in good faith be prosecuting an appeal or proceedings for review or Liens incurred by Valassis or any Subsidiary for the purpose of obtaining a stay or discharge in the course of any legal proceeding to which Valassis or any Subsidiary is a party;

(6)	Liens to secure Capital Lease Obligations;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently pursued, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9)	mechanics’, materialmen’s, carriers’, warehousemen’s and similar Liens arising in the ordinary course of business and securing Obligations of Valassis or any Subsidiary that are not overdue for a period of more than 60 days or are being contested in good faith by appropriate legal proceedings diligently pursued; provided that in the case of any such contest (i) any levy, execution or other enforcement of such Liens shall have been duly suspended; and (ii) the provision for the payment of such Liens shall have been made on the books of Valassis or the Subsidiary as may be required by GAAP;

(10)	Liens arising in connection with worker’s compensation, unemployment insurance, old age pensions and social security benefits and other forms of governmental insurance or similar benefits which are not overdue or are being contested in good faith by appropriate proceedings diligently pursued; provided that in the case of any such contest (i) any levy, execution or other enforcement of such Liens shall have been duly suspended; and (ii) the provision for the payment of such Liens has been made on the books of Valassis or the Subsidiary as may be required by GAAP;

(11)	Liens in the nature of any minor imperfections of title, including, but not limited to, easements, covenants, rights-of-way or other similar restrictions, which, either individually or in the aggregate would not (i) materially adversely affect the present or future use of the Property to which they relate, (ii) have a material adverse effect on the sale or lease of such Property, or (iii) render title thereto unmarketable;

(12)	any interest or title of a lessor under any lease of Property to, or of any consignor of goods consigned to, or of any creditor of any consignee in goods consigned to such consignee by, Valassis or any Subsidiary;

(13)	Liens incurred in the ordinary course of business by Valassis, other than in connection with Indebtedness for borrowed money;

(14)	any Lien extending, renewing or replacing any Lien listed in paragraphs (1) through (17) of this section;

(15)	Liens securing only the notes;

(16)	Liens on assets of Valassis’s Subsidiaries to secure Obligations of such Subsidiaries to Valassis;

(17)	Liens attributable to Sale and Leaseback Transactions; and

(18)	other Liens, if after giving effect thereto, the aggregate outstanding amount of all Indebtedness secured by such Liens (other than Liens listed in paragraphs (1) through (17) above) shall not exceed the greater of $50,000,000 or 15% of Consolidated Tangible Assets determined in accordance with Valassis’s most recent published consolidated balance sheet prepared in accordance with GAAP.

Limitation on Consolidation, Merger or Sale

The indenture provides that we may, directly or indirectly, consolidate with or merge into any other corporation or convey or transfer substantially all of its Property to any Person, if,

(a)	either (1) Valassis is the surviving corporation or (2) the Person formed by or surviving any such consolidation or merger (if other than Valassis) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(b)	the Person formed by or surviving any such consolidation or merger (if other than Valassis) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all of the obligations of Valassis under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee; and

(c)	immediately after such transaction no Default or Event of Default exists.

The indenture provides that these restrictions shall not apply to any sale, assignment, transfer, conveyance or other disposition of assets between or among us and any of our wholly owned Subsidiaries. The indenture also provides that we will not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

Limitations on Stock Redemptions and Stock Repurchases

The indenture provides that we will not, and will not permit any Subsidiary to make payments to redeem or repurchase any of the Company’s or a Subsidiary’s Capital Stock (a “Redemption Payment”) if at the time of such Redemption Payment (a) a Default has occurred and is continuing or would result from such Redemption Payment and (b) the aggregate amount of such Redemption Payment and all other Redemption Payments since the date of the indenture would exceed the sum of (i) $75.0 million, plus (ii) 75% of Valassis’s Consolidated Net Income from November 16, 1998 through the date of determination, plus (iii) any proceeds from the sale or issuance of shares of Valassis’s Capital Stock or securities convertible into shares of Valassis’s Capital Stock (other than an issuance or sale to a Subsidiary) and, without duplication, proceeds received upon the exercise of options, warrants and other rights to acquire shares of Valassis’s Capital Stock.

The above restrictions will not restrict the ability of Valassis and its Subsidiaries’ ability to (i) make any Redemption Payment if, pro forma for such Redemption Payment, the Funded Debt to EBITDA Ratio would have been equal to or less than 1.0; (ii) repurchase or otherwise acquire shares of, or options or warrants to purchase shares of, the Company’s Capital Stock or any Subsidiary’s Capital Stock from employees, former employees, directors or former directors of the Company or any Subsidiary (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) or other arrangements approved by the Board of Directors or the board of directors of any Subsidiary under which such individuals purchase or sell or are granted the option to purchase or sell shares of Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions described in this clause (ii) shall not exceed $5,000,000 in any calendar year; provided further, however, that such repurchases and other acquisitions described in this clause (ii) shall be excluded in the calculation of the amount of Redemption Payments; (iii) repurchase or otherwise acquire shares of the Company’s Capital Stock solely in exchange for other shares of the Company’s Capital Stock; provided, however, that such issuance of shares of the Company’s Capital Stock shall not be included in the calculation of proceeds from the issuance of shares of the Company’s Capital Stock in clause (b)(iii) above; provided further, however, that such repurchases and other acquisitions described in this clause (iii) shall be excluded in the calculation of the amount of Redemption Payments; or (iv) repurchase or otherwise acquire solely odd lots of the Company’s Capital Stock.

Events of Default and Acceleration

The following are events of default under the indenture:

•	default in the payment of any principal of, or any redemption or repurchase price for, any notes when the same become due and payable;

•	default for 30 days in the payment of any installment of contingent or other interest or liquidation damages on the notes;

•	default for 30 days after notice in the performance, or breach, of certain covenants or warranties of Valassis with respect to the notes, including but not limited to those covenants listed under “—Certain Covenants” above;

•	default for 60 days after notice in the performance, or breach, of any covenant or warranty of Valassis with respect to the notes specified in the indenture (except for any covenant or warranty a default in which or breach of which is specifically dealt with elsewhere in the indenture);

•	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by Valassis (or the payment of which is guaranteed by Valassis), resulting in the acceleration of more than $25,000,000 (or the equivalent in foreign currency) in aggregate amount of such Indebtedness prior to its express maturity, which acceleration shall have not been rescinded or annulled within 30 days after notice;

•	failure by Valassis to pay final judgments aggregating in excess of $25,000,000 which judgments are not paid, discharged or stayed for a period of 60 days; or

•	certain events in bankruptcy, insolvency or reorganization of Valassis.

A default due to the events specified in the third, fourth or sixth bullet points above will not constitute an Event of Default unless there has been given, by registered or certified mail, to Valassis by the trustee or to Valassis and the trustee by holders of at least 25% in principal amount at maturity of the notes then outstanding, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “notice of default” under the indenture and Valassis has not cured such default within the specified time period following such notice. If an event of default specified in the last bullet point above occurs, the principal of all notes then outstanding will become immediately due and payable without any declaration or other act on the part of the trustee or any holders of notes.

Except for defaults specified under the last bullet point above, if an event of default shall have occurred and be continuing, the trustee or the holders of not less than 25% in principal amount at maturity of the notes then outstanding may declare the principal of all the notes, any accrued and unpaid contingent interest, if any, and liquidated damages, if any, to be immediately due and payable; provided that, subject to certain conditions, any such declaration and its consequences may be rescinded and annulled by written notice to Valassis and the trustee by the holders of not less than a majority in principal amount at maturity of the notes then outstanding.

The indenture requires that the trustee shall within 90 days after the occurrence of any default known to the trustee with respect to the notes transmit a notice to all holders of notes then outstanding of such default, unless the default has been cured or waived; provided that in the case of any default of the type indicated in the third bullet point above, the trustee shall not provide such notice until at least 30 or 60 days, as applicable, after the occurrence thereof. Except in the case of a default in the payment of any principal of, redemption or repurchase price for, any premium or any installment of contingent or other interest on, the notes, the trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the holders.

The holders of not less than a majority in principal amount at maturity of the notes then outstanding may on behalf of the holders of all such notes waive any past default under the indenture and its consequences, except in the case of a default (i) in the payment of any principal of, redemption or repurchase price for, any premium or any installment of contingent or other interest on, the notes or (ii) in respect of a covenant or other provision of the indenture which cannot be modified or amended without the consent of each holder of each note then outstanding affected thereby.

The indenture requires Valassis to file annually with the trustee a certificate, signed by a specified officer, stating whether or not, to the best knowledge of such officer, Valassis has complied with all conditions and covenants under the indenture and specifying and describing any defaults of which the officer may have knowledge.

The trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee security or indemnity satisfactory to it.

Subject to certain conditions including indemnification, the holders of a majority in principal amount at maturity of the notes at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Modification

Valassis may (pursuant to a board resolution) enter into supplements to the indenture with the trustee without the consent of the holders of the notes, for certain purposes, including:

•	to evidence the succession of another person to Valassis and the assumption by such successor of the covenants of Valassis herein and contained in the notes;

•	to add to the covenants and agreements of Valassis for the protection or benefit of the holders;

•	to add any additional events of default;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to the notes;

•	to secure the notes;

•	to cure ambiguities or inconsistencies in the indenture or to make any other provisions with respect to matters or questions arising under the indenture; provided such actions shall not materially adversely affect the interests of the holders; or

•	to comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

With the consent of not less than a majority in aggregate principal amount at maturity of the holders of notes at the time outstanding, we also may (pursuant to a board resolution), enter into supplemental indentures with the trustee to add to, change or eliminate any provisions of the indenture or to modify the rights of the holders of notes, or waive any past default by us. However, no such supplemental indenture or waiver shall, without the consent of each holder of each note outstanding at the time affected thereby:

•	reduce the stated maturity of such note;

•	reduce the principal amount at maturity, issue price, redemption price or purchase price (including change in control purchase price) on such note;

•	change the currency of payment of such note or interest thereon;

•	alter the manner of calculation or rate of accrual of original issue discount or interest (including contingent interest) on such note or extend the time of payment of any such amount;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of such holder, or adversely affect the conversion rights of such holder;

•	reduce the percentage in aggregate principal amount at maturity of any note outstanding necessary to modify or amend the indenture or to waive any past default; or

•	impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, such note.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us.

Calculations in Respect of Notes

We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the average market prices of the notes and of our common stock and amounts of contingent cash interest payments, if any, payable on the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

If a bankruptcy proceeding is commenced in respect of Valassis, the claim of a holder of a note is, under title 11 of the United States Code, limited to the issue price of the note plus that portion of the original issue discount, together with any unpaid cash interest or contingent cash interest, that has accrued from the date of issue to the commencement of the proceeding.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

The BNY Midwest Trust Company is the trustee, registrar, paying agent and conversion agent under the indenture for the notes.

Book-Entry System

The notes are represented by one or more global securities without coupons held in fully registered book-entry form. DTC or its nominee, Cede & Co, will be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. Valassis and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

Notes represented by a global security are exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

•	a default under the indenture occurs and is continuing.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including initial purchasers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material United States federal income tax consequences of the purchase, ownership, and disposition of notes and the shares of common stock issuable upon conversion of the notes. For purposes of this “Material United States Federal Income Tax Considerations” section the term “Shares” shall mean shares of common stock issuable upon conversion of the notes. Except where noted, this summary deals only with notes and Shares held as a capital asset by a beneficial owner of the notes or Shares (a “holder” or “you”). This summary deals only with a holder who purchases the notes on original issue at their issue price, and it does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to holders who own notes or Shares as part of a hedging, constructive sale, conversion, straddle or other risk-reducing transaction;

•	tax consequences to holders of notes or Shares whose “functional currency” is not the United States dollar;

•	tax consequences, if any, under the alternative minimum tax rules; or

•	tax consequences under any state, local or foreign tax law.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date of this prospectus, all of which are subject to change (perhaps retroactively) so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds notes or Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, it is particularly important that you consult your own tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the United States federal income tax consequences to you of the purchase in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Classification of the Notes

Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in the notes, each holder of the notes will be deemed to have agreed, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) and, for purposes of the Contingent Debt Regulations, to treat, without limitation, the amount of cash and the fair market value of any Shares received upon a conversion of a note as a contingent payment. The remainder of this discussion assumes that such treatment is correct and does not address any possible differing treatment of the notes. Recently, the Internal Revenue Service (the “IRS”) issued Revenue Ruling 2002-31 and Notice 2002-36 addressing the United States federal income tax classification and treatment of instruments substantially similar, although not identical, to the notes, and concluded that the instruments addressed in that published guidance were subject to the Contingent Debt Regulations. In addition, the IRS clarified various aspects of the potential applicability of certain other provisions of the Code to instruments addressed in that published guidance. However, Revenue Ruling 2002-31 is limited to its particular facts. Nonetheless, the United States federal income tax treatment of the notes is uncertain in several respects, and no rulings have been sought or are expected to be sought from the IRS with respect to any of the United States federal income tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any treatment different than that described herein could affect the amount, timing, character and treatment of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue interest income at a lower rate, might not recognize income, gain or loss upon conversion or other exchange of notes to Shares, and might recognize capital gain or loss upon a taxable disposition of its notes. Holders should consult their tax advisors concerning the tax classification of, and the treatment of holders holding and disposing of, the notes.

United States Holders

The following discussion is a summary of material United States federal income tax consequences that will apply to you if you are a United States Holder of notes or Shares.

For purposes of this discussion, a “United States Holder” is a beneficial owner of a note or Share, as the case may be, who or which is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust described in Section 7701(a)(30) of the Code (taking into account any applicable transition rules and elections).

Accrual of Interest Income

As stated above under “—Classification of the Notes,” we have agreed, and by acceptance of a beneficial interest in the notes each holder of the notes will be deemed to have agreed, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the Contingent Debt Regulations and, for purposes of the Contingent Debt Regulations, to treat, without limitation, the amount of cash and the fair market value of any Shares received upon a conversion of a note as a contingent payment. In accordance with such treatment, the Contingent Debt Regulations will generally require a United States Holder to accrue interest income on the notes in the amounts described below, regardless of whether such holder uses the cash or accrual method of tax accounting. Furthermore, United States Holders of notes will be required to accrue interest based on the rate, as of the initial issue date of the notes, at which we would issue a fixed rate non-convertible debt instrument with no contingent payments but with terms and conditions otherwise similar to the notes (the so-called “comparable yield,” as discussed more fully below), rather than at a lower rate based on the accruals on the notes for non-tax purposes. Accordingly, United States Holders of notes will be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes and generally in excess of any contingent interest payments received in the year.

More specifically, United States Holders will generally accrue an amount of interest for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes, that equals:

•	the product of the “adjusted issue price” (as defined below) of the notes as of the beginning of the accrual period and the “comparable yield” (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.

The “adjusted issue price” of a note will be its original issue price increased by any interest previously accrued under the foregoing rules (determined without regard to any adjustments to interest accruals described below) and decreased by the projected amounts of any payments (in accordance with the projected payment schedule described below) previously made with respect to the notes. The original issue price of a note is the first price at which a substantial amount of the notes is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. As referred to above, the “comparable yield” is generally the rate, as of the original issue date of the notes, at which we would issue a fixed rate non-convertible debt instrument with terms and conditions similar to the notes. We have determined that the comparable yield of the notes, based on the annual rate, as of the initial issue date, at which we would issue a fixed rate non-convertible debt instrument with no contingent payments but with terms and conditions otherwise similar to the notes, is an annual rate of 6.48% compounded semiannually. If our determination of the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield determined by us.

We are required to furnish to the IRS and to United States Holders the comparable yield. We are also required to furnish to the IRS and to United States Holders, solely for tax purposes, a “projected payment schedule” that estimates the amount and timing of contingent interest payments and payment upon maturity on the notes, taking into account as a payment the fair market value of any stock that might be paid upon a conversion of the notes. The projected payment schedule must produce the comparable yield. The comparable yield and projected payment schedule are included in the indenture relating to the notes, or you may obtain the comparable yield and projected payment schedule by submitting a written request for it to us at the following address: Valassis Communications, Inc., 19975 Victor Parkway, Livonia, MI 48152, Attn: General Counsel. Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in the notes, that each United States Holder of the notes will be deemed to have agreed, for United States federal income tax purposes, to be bound by our determination of the comparable yield and projected payment schedule.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination, for United States federal income tax purposes, of your interest income and adjustments thereof in respect of the notes and do not constitute a representation regarding the actual amount of the payment on a note.

Adjustment to Interest Accruals on the Notes

If the actual contingent payments made on the notes (i.e., the contingent interest payments and amounts payable at maturity, taking into account as a payment the amount of cash and the fair market value of any Shares that might be paid upon any conversion, redemption or retirement of a note) differ from the projected contingent payments, adjustments will be made for the difference. A positive adjustment for a taxable year, which is the net amount by which actual payments in that year exceed the projected payments in that year, will be treated as additional interest income in the current year. For this purpose, the payments in a taxable year include the fair market value of stock or property received in that year. A negative adjustment for a taxable year, which is the net amount by which the projected payments in that year exceed the actual payments in that year, will be treated in the following manner:

•	first, it will reduce the amount of interest required to be accrued in the current year (determined before any adjustment);

•	second, any remaining negative adjustment will be treated as ordinary loss to the extent that, with respect to prior years, your total interest income with respect to the notes exceeds net negative adjustments treated as ordinary loss; and

•	third, any remaining negative adjustments generally will be treated as a regular negative adjustment in the following taxable year (with any net negative adjustment in the taxable year of a disposition of a note reducing the holder’s amount realized).

By acceptance of a beneficial interest in the notes, United States Holders will be deemed to have agreed, for United States federal income tax purposes, to treat, without limitation, the amount of cash and the fair market value of any Shares received upon a conversion of a note as a contingent payment. Under such treatment, the actual contingent payments realized by you for purposes of the rule stated above will include the amount of cash and the fair market value of the Shares you receive upon conversion at the note’s maturity. Therefore, to the extent you do not convert your note, or to the extent you convert a note at its maturity and the actual amount realized by you upon conversion differs from the amount reflected on the projected payment schedule, adjustments under the foregoing rules would generally be required.

Sale, Exchange, Conversion or Redemption of a Note

Upon the sale, exchange, conversion, redemption or retirement of a note, United States Holders will recognize gain or loss equal to the difference between such holder’s amount realized and such holder’s adjusted tax basis in the notes. In addition, as described above, the calculation of the comparable yield and the schedule of projected payment schedule for the notes will include the receipt of Shares upon conversion of notes into Shares, and as a result, you will also recognize gain or loss upon conversion. Any gain on a note generally will be treated as ordinary interest income. Loss from the disposition of a note will be treated as ordinary loss to the extent of such holder’s prior interest income on the notes in excess of negative adjustments treated as ordinary loss. Any loss in excess of that amount will be treated as capital loss. Upon a conversion, redemption or retirement of a note at the note’s maturity United States Holders will be treated as receiving the amount projected to be received at such time (rather than the amount actually received) and if the amount of cash and the fair market value of Shares actually received by such holder is different from the projected amount, such difference will be subject to the rules summarized under “—Adjustment to Interest Accruals on the Notes.” Upon a conversion, redemption or retirement of a note other than at the note’s maturity, in computing the amount received in the sale or exchange transaction United States Holders you will take into account the amount of cash and the fair market of Shares actually received at such time.

Special rules apply in determining the tax basis of a note. A United States Holder’s basis in a note is generally increased by interest it previously accrued on the notes (before taking into account any adjustments), and reduced by the projected amount of any payments previously scheduled to be made.

Under the treatment described above, a United States Holder’s tax basis in the Shares received upon any put, conversion or redemption of a note will equal the then current fair market value of such Shares. Such holder’s holding period for the Shares received will commence on the day after conversion.

Given the uncertain tax treatment of instruments such as notes, you should contact your tax advisors concerning the tax treatment on a sale, exchange, conversion or redemption of a note.

Constructive Distributions

The conversion price of the notes will be adjusted in certain circumstances. Under section 305(b) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in the assets or earnings of us or the trust may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code.

Shares

Distributions made to a United States Holder with respect to Shares up to the amount of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be taxable as ordinary dividend income. Provided certain conditions are met, United States Holders that are corporations should be entitled to the dividends-received deduction with respect to amounts treated as ordinary dividend income. To the extent in excess of our current or accumulated earnings and profits, such distributions will first be treated as a tax-free return of capital to the extent of the United States Holder’s tax basis in the Shares with respect to which the distribution was made, and thereafter as gain from the sale or exchange of such Shares.

In general, a United States Holder will recognize capital gain or loss on the disposition of Shares in an amount equal to the difference between the amount realized on such disposition and the United States Holder’s adjusted basis in the Shares. The gain or loss generally will constitute long-term capital gain or loss if the United States Holder’s holding period for the Shares is more than one year. The rate of federal income tax on long-term capital gains of an individual is less than the rate of federal income tax on most other kinds of income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Non-U.S. Holders

The following is a summary of the United States federal tax consequences that will apply to you if you are a Non-U.S. Holder of notes or Shares. The term “Non-U.S. Holder” means a Holder of a note or Share that is not a United States Holder.

Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign person holding companies.” Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payments Made with Respect to the Notes

The 30% United States federal withholding tax will not apply to payment of principal or interest to you on the notes, provided that:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership;

•	the Non-U.S. Holder is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code;

•	Shares continue to be actively traded (within the meaning of Section 1092(d) of the Code) and our company is not a United States real property holding corporation (“USRPHC”); and

•	either the Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that it is a Non-U.S. Holder (which certification may be made on an IRS Form W-8BEN or successor form) or it holds the notes through certain foreign intermediaries or certain foreign partnerships, and it and the intermediary or partnership satisfies the certification requirements of applicable United States Treasury Regulations.

We believe that our company is not currently a USRPHC and will not become a USRPHC in the near future.

If under the foregoing rules a Non-U.S. Holder is otherwise subject to the 30% United States federal withholding tax, the 30% United States federal withholding tax can be reduced or eliminated if it provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that amounts paid on the notes are not subject to withholding tax because such amounts are effectively connected with its conduct of a trade or business in the United States.

Any gain realized by you on the sale, disposition or conversion of a note will generally be treated as interest income generally subject to the rules described in the two preceding paragraphs.

If you are a Non-U.S. Holder, any gain realized by you upon the sale, disposition or conversion of a note generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	at the time of the sale or disposition, the note constitutes a United States real property interest because of the reason that our company is a USRPHC.

If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest on or gain from the notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale or exchange of the notes in the same manner as if it were a United States Holder and will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor from) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profit tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Shares

Distributions made to a Non-U.S. Holder with respect to Shares up to the amount of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be taxable as ordinary dividend income. We will, in accordance with applicable Treasury Regulations, withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Holder unless (i) a lower rate is provided for under an applicable tax treaty and the Non-U.S. Holder files the required form evidencing eligibility for that reduced rate with the Corporation, or (ii) the Non-U.S. Holder files an IRS Form W-8ECI with the Corporation claiming that the distribution is effectively connected with the conduct of a United States trade or business.

If you are a Non-U.S. Holder, subject to special rules under applicable tax treaties, any gain realized by you upon the sale, exchange, redemption or other disposition of Shares generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been during the shorter of the five-year period ending on the date of disposition and your holding period, a USRPHC for United States federal income tax purposes. We believe we are not a USRPHC currently and will not become a USRPHC in the future.

Information Reporting and Backup Withholding

If you are a United States Holder of notes or Shares, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a note or Shares made to you, unless you are an exempt recipient such as a corporation. A United States backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number, or a certification of exempt status, or if you fail to report in full interest income.

If you are a Non-U.S. Holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge that you are a United States Holder and you have given us the statement as to your foreign status.

In addition, if you are a Non-U.S. Holder, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or Shares within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

SELLING SECURITYHOLDERS

We originally issued and sold the notes to Merrill Lynch in a transaction exempt from the registration requirements of the Securities Act. Merrill Lynch resold some of the notes within the United States to persons it believed to be “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act.

The following table sets forth information as of November 5, 2003 about the principal amount at maturity of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus. We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the table. Information about the selling securityholders may change over time. Any changed information will be set forth in a prospectus supplement, if required. In addition, the names of other selling securityholders, the principal amount of notes that may be offered by such selling securityholders pursuant to this prospectus and the number of shares of common stock into which such notes are convertible will be set forth in a prospectus supplement, if required.

The selling securityholders may from time to time offer and sell pursuant to this prospectus some or all of the notes and the shares of common stock issuable upon conversion of the notes. Accordingly, we cannot estimate the amounts of notes or common stock that will be held by the selling securityholders upon consummation of any such sales.

None of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

Name and Address	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
UBS AG London Branch 677 Washington Boulevard Stamford, CT 06901	$38,200,000	15.93%	579,215	1.11%

Amaranth L.L.C. One American Lane Greenwich, CT 06831	$22,000,000	9.17%	333,579	*

Susquehanna Capital Group 401 City Avenue, Suite 220 Bala Cynwyd, PA 19004	$15,000,000	6.26%	227,440	*

St. Thomas Trading, Ltd. c/o Marin Capital Partners, LP 101 Glacier Point, Suite D San Rafael, CA 94901	$10,601,000	4.42%	160,739	*

Name and Address	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
Swiss ReFinancial Products Corporation 55 East 52nd Street New York, NY 10055	$7,500,000	3.13%	113,720	*

Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd. P.O. Box 3013 Hamilton, HMMX Bermuda	$5,000,000	2.09%	75,813	*

Tribeca Investments Ltd. 399 Park Avenue, 7th Floor New York, NY 10022	$5,000,000	2.09%	75,813	*

Man Convertible Bond Master Fund, Ltd. c/o Marin Capital Partners, LP 101 Glacier Point, Suite D San Rafael, CA 94901	$4,399,000	1.83%	66,700	*

State of Florida Division of Treasury c/o Froley Revy Investment Company Inc. 10900 Wilshire Boulevard, Suite 900 Los Angeles, CA 90024	$4,075,000	0.37%	61,788	*

D.E. Shaw Valence Portfolios, L.P. c/o D.E. Shaw & Co., L.P. 120 West 45th Street, 39th Floor New York, NY 10036	$4,000,000	1.67%	60,650	*

S.A.C. Capital Associates, LLC c/o S.A.C. Capital Advisors, LLC 72 Cummings Point Road Stamford, CT 06902(3)	$4,000,000	1.67%	60,650	*

Argent Classic Convertible Arbitrage Fund L.P. 3100 Tower Boulevard, Suite 1104 Durham, NC 27707	$2,500,000	1.04%	37,906	*

Sunrise Partners Limited Partnership Two American Lane Greenwich, CT 06836	$2,200,000	0.92%	33,357	*

CNH CA Master Account, L.P. c/o AQR Capital Management, LLC 900 3rd Avenue NewYork, NY 10022	$2,000,000	0.83%	30,325	*

Southern Farm Bureau Life Insurance c/o Froley Revy Investment Company Inc. 10900 Wilshire Boulevard, Suite 900 Los Angeles, CA 90024	$1,485,000	0.62%	22,516	*

D.E. Shaw Investment Group, L.P. c/o D.E. Shaw & Co., L.P. 120 West 45th Street, 39th Floor New York, NY 10036	$1,000,000	0.42%	15,162	*

Name and Address	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
Thrivent Financial for Lutherans 625 Fourth Avenue South Minneapolis, MN 55415	$1,000,000	0.42%	15,162	*

AIG/National Union Fire Insurance c/o Froley Revy Investment Company Inc. 10900 Wilshire Boulevard, Suite 900 Los Angeles, CA 90024	$890,000	0.37%	13,494	*

Attorney’s Title Insurance Fund c/o Froley Revy Investment Company Inc. 10900 Wilshire Boulevard, Suite 900 Los Angeles, CA 90024	$200,000	0.08%	3,032	*

*	Less than 1%
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 15.1627 shares of common stock per $1,000 principal amount at maturity of the notes. However, this conversion rate will be subject to adjustment as described in “Description of Notes—Conversion Rights—Adjustment to Conversion Rate.” The amount of common stock issuable upon conversion of the notes may only be decreased in this registration statement. The total number of shares of our common stock issuable upon conversion of the notes (in situations other than dilution) can only be increased through the use of a new registration statement. The number of shares offered by all selling securityholders will not be increased.
(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 52,033,562 shares of common stock outstanding as of October 2, 2003. In calculating the percentage of common stock outstanding for each holder, we treated as outstanding that number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.
(3)	S.A.C. Capital Associates, LLC is also the beneficial owner of 34,000 shares of the Company’s common stock.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The selling securityholders may sell their notes and the underlying common stock from time to time directly to purchasers. Alternatively, the selling securityholders may from time to time offer their notes and underlying common stock through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the notes and the underlying common stock for whom they may act as agent.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

Sales of the notes and the underlying common stock may be effected in transactions:

•	on any national securities exchange or quotation service on which the underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange, in the case of our common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options; or

•	a combination of any of the above.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

Our common stock trades on the New York Stock Exchange under the symbol “VCI.” We do not intend to apply for listing of the notes on any securities exchange or for quotation on any automated quotation system. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

There can be no assurance that any selling securityholder will sell any or all of the notes or the underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underling common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Pursuant to the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the issuance of the notes and the shares of common stock issuable upon conversion of the notes has been passed upon for us by McDermott, Will & Emery, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting for goodwill and intangible assets) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of NCH Marketing Services, Inc. as of December 31, 2002, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.